October 9, 2019

Richard Stoddart
Chief Executive Officer
INNERWORKINGS INC
203 North LaSalle Street, Suite 1800
Chicago, IL 60601

       Re: INNERWORKINGS INC
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 19, 2019
           File No. 000-52170

Dear Mr. Stoddart:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services